UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

27700 S.W. Parkway Avenue

Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

27700 S.W. Parkway Avenue

Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k)

Savings Plan:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Portland, Oregon

June 29, 2009

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Investments, at fair value:

Shares in registered investment companies:
Fidelity Retirement Money Market Portfolio	$7,866,605	$6,450,693
PIMCO Total Return Fund	12,951,776	7,015,144
DFA Emerging Markets Value Portfolio	5,603,554	12,893,830
Baron Growth Fund	5,215,545	9,034,489
Dodge & Cox Stock Fund	3,721,959	5,802,109
Vanguard Mid-Cap Index Signal Fund	3,251,623	6,703,318
Growth Fund of America	1,708,511	2,541,749
Goldman Sachs Mid Cap Value Fund Institutional Class	1,515,419	—
Goldman Sachs Mid Cap Value Fund A Class	—	2,171,774
Royce Pennsylvania Mutual Investment Fund	256,997	28,632
Spartan US Equity Index Fund	4,181,781	6,815,640
Fidelity Contrafund	8,369,562	12,375,793
Fidelity Balanced Fund	5,020,231	6,972,334
Fidelity Diversified International Fund	5,026,974	9,239,236
Fidelity Freedom Income Fund	520,187	195,168
Fidelity Freedom 2000 Fund	110,151	1,314
Fidelity Freedom 2005 Fund	214,326	99,370
Fidelity Freedom 2010 Fund	284,481	206,847
Fidelity Freedom 2015 Fund	1,032,079	1,713,738
Fidelity Freedom 2020 Fund	633,684	592,022
Fidelity Freedom 2025 Fund	1,147,680	1,332,149
Fidelity Freedom 2030 Fund	1,285,378	1,442,777
Fidelity Freedom 2035 Fund	594,836	482,137
Fidelity Freedom 2040 Fund	345,121	261,707
Fidelity Freedom 2045 Fund	134,740	98,363
Fidelity Freedom 2050 Fund	63,105	11,172

Common and collective trust:
Fidelity Managed Income Portfolio	2,463,084	1,416,011

Common stock:
FLIR Systems, Inc.	31,359,730	33,517,241

Total investments	104,879,119	129,414,757

Participant loans	1,429,148	918,120

Net assets available for plan benefits before adjustment from fair value to contract value	106,308,267	130,332,877

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	132,864	15,389

Net assets available for plan benefits	$106,441,131	$130,348,266

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Contributions:
Participant	$9,768,765	$7,970,183
Rollover	505,409	1,253,934
Employer	4,596,782	3,570,318

Total contributions	14,870,956	12,794,435

Investment (loss) income:
Interest and dividend income	3,898,737	5,264,783
Net appreciation in fair value of investments	(37,197,583)	22,378,213

Total investment (loss) income	(33,298,846)	27,642,996

Deductions:
Benefits and withdrawals paid to participants	5,476,780	9,010,935
Administrative expenses	2,465	2,584

Total deductions	5,479,245	9,013,519

Net increase	(23,907,135)	31,423,912
Net assets available for benefits, beginning year	130,348,266	98,924,354

Net assets available for benefits, end of year	$106,441,131	$130,348,266

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Fidelity, all investments of the Plan are held in a trust by the Fidelity Management Trust Company (the Trustee). A committee composed of management employees of the Company administers the Plan.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien.

Participants may begin participating on the first day of the month following employment. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 3% of compensation to the age-appropriate Fidelity Freedom Fund. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2008 and 2007, the discretionary matching contributions were equal to 50% of the employee’s contributions of up to 15% of compensation. During the years ended December 31, 2008 and 2007, there were no discretionary profit sharing contributions.

4	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1	33
2	67
3	100

Prior to completing three years of service, a participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)	Participant Loans

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2008 ranged from 4.25% to 9.25%, with maturities through 2055.

(f)	Benefits

Upon termination of service due to death, disability, or retirement, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)	Withdrawals

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC. Participants who obtained a hardship withdrawal are prohibited from making elective deferrals for a period of six months from the date of the withdrawal.

5	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one-year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2008 and 2007, forfeitures totaling approximately $124,000 and $162,000, respectively, were used to reduce employer contributions. At December 31, 2008 and 2007, forfeitures totaling approximately $183,000 and $300, respectively, were available to reduce future employer contributions.

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds offered by Fidelity and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157). SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

6	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Level 2 –	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common Stock and Registered Investment Companies: Valued at the quoted market price of shares held by the plan at year end.

Common and Collective Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 2 (c)).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

	Investments at estimated fair value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$31,359,730	$—	$—	$31,359,730
Registered investment companies	71,056,305	—	—	71,056,305
Common and collective trust	—	2,463,084	—	2,463,084

Total investments	$102,416,035	$2,463,084	$—	$104,879,119

7	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(c)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2(b) for a discussion of fair value measurements.

The Fidelity Managed Income Portfolio Fund (the MIP Fund) is a common and collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GICs and U.S. government securities. The GICs are fully benefit-responsive. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by FSP, the statements of net assets available for benefits present the fair value of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in the common and collective trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting interest rate for that fund was approximately 3.6% and 3.0%, respectively, for 2008 and 4.8% and 4.2%, respectively, for 2007.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

8	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Net (Depreciation) Appreciation in Fair Value of Investments

Net (depreciation) appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(g)	Participant Loans

Participant loans are carried at amortized cost plus accrued interest. At December 31, 2008 and 2007, amortized cost approximated fair value.

(h)	Administrative expenses

Administrative expenses are generally paid by the Plan Sponsor. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statement of changes in net assets available for benefits.

(i)	Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

(3)	Investments

Net (depreciation) appreciation in fair value of investments is comprised of the following for the year ended December 31, 2008 and 2007:

	2008	2007
Shares in registered investment company funds	$(36,832,838)	5,157,689
FLIR Systems, Inc. common stock	(364,745)	17,220,524

	$(37,197,583)	$22,378,213

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 27, 2009, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date, however, management believes that the Plan is designed and continues to operate in compliance with the IRC.

9	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment company funds and a common collective trust managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

The Plan allows for investments in FLIR Systems, Inc. common stock. FLIR is the Plan Sponsor, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and IRC.

10	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$106,441,131	$130,348,266
Deemed distributions of participant loans not recorded on the financial statements	(67,358)	(62,270)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(132,864)	(15,389)

Net assets available for benefits per the Form 5500	$106,240,909	$130,270,607

The following is a reconciliation of net (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year ended December 31,
	2008	2007
Net (depreciation) appreciation in fair value of investments per the financial statements	$(37,197,583)	$22,378,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2007	(117,475)	(2,489)

Net depreciation in fair value of investments per the Form 5500	$(37,315,058)	$22,375,724

The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
	2008	2007
Benefits and withdrawals per the financial statements	$5,476,780	$9,010,935
Change in deemed distributions	5,088	(8,225)

Benefit payments per the Form 5500	$5,481,868	$9,002,710

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Schedule H – Part IV – Line 4i – Schedule of Assets Held at End of Year

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares in registered investment companies:
*Fidelity Investments	Fidelity Retirement Money Market Portfolio	$7,866,605
Pacific Investment Management Company	PIMCO Total Return Fund	12,951,776
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	5,603,554
Baron Funds	Baron Growth Fund	5,215,545
Dodge & Cox	Dodge & Cox Stock Fund	3,721,959
The Vanguard Group	Vanguard Mid-Cap Index Fund	3,251,623
American Funds	Growth Fund of America	1,708,511
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	1,515,419
Royce & Associates, LLC	Royce Pennsylvania Mutual Investment Fund	256,997
*Fidelity Investments	Spartan US Equity Index Fund	4,181,781
*Fidelity Investments	Fidelity Contrafund	8,369,562
*Fidelity Investments	Fidelity Balanced Fund	5,020,231
*Fidelity Investments	Fidelity Diversified International Fund	5,026,974
*Fidelity Investments	Fidelity Freedom Income Fund	520,187
*Fidelity Investments	Fidelity Freedom 2000 Fund	110,151
*Fidelity Investments	Fidelity Freedom 2005 Fund	214,326
*Fidelity Investments	Fidelity Freedom 2010 Fund	284,481
*Fidelity Investments	Fidelity Freedom 2015 Fund	1,032,079
*Fidelity Investments	Fidelity Freedom 2020 Fund	633,684
*Fidelity Investments	Fidelity Freedom 2025 Fund	1,147,680
*Fidelity Investments	Fidelity Freedom 2030 Fund	1,285,378
*Fidelity Investments	Fidelity Freedom 2035 Fund	594,836
*Fidelity Investments	Fidelity Freedom 2040 Fund	345,121
*Fidelity Investments	Fidelity Freedom 2045 Fund	134,740
*Fidelity Investments	Fidelity Freedom 2050 Fund	63,105

	Common and colletive trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	2,463,084

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	31,359,730

*Participants	Participant loans (4.25% to 9.25% maturing through 2055)	1,429,148

	Total	$106,308,267

*	Represents a party-in-interest transaction as of December 31, 2008

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan

Date: June 29, 2009	FLIR Systems, Inc.
(Plan Sponsor)

	By:	/s/ Stephen M. Bailey
Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)